                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                  Report of Foreign Private Issuer Pursuant to
          Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934


                                DECEMBER 17, 2001




                               UTi WORLDWIDE INC.
                 (Translation of registrant's name into English)



9 Columbus Centre, Pelican Drive                    c/o UTi, Services, Inc.
       Road Town, Tortola                      19443 Laurel Park Road, Suite 111
     British Virgin Islands                      Rancho Dominguez, CA 90220 USA

                   (Addresses of Principal Executive Offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F [X]                            Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes [ ]                                  No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.)

                        REPORT OF FOREIGN PRIVATE ISSUER
                                DECEMBER 17, 2001

UTi WORLDWIDE INC. POSTS COMMENTARY ON THIRD QUARTER FINANCIAL RESULTS

UTi Worldwide Inc., a British Virgin Islands corporation ("UTi" or the "Company"), posted a document entitled, "Fiscal 2002 Third Quarter Results with Commentary" ("Commentary"), on its web site at www.go2uti.com on December 17, 2001, a copy of which is attached to this report as Exhibit 99.1.

SAFE HARBOR STATEMENT

Certain statements in the Commentary may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. The Company intends that all such statements be subject to the "safe-harbor" provisions contained in those sections. Many important factors may cause the Company's actual results to differ materially from those discussed in any such forward-looking statements, including general economic, political and market conditions, increased competition, integration risks associated with acquisitions, the effects of changes in foreign exchange rates, increases in the Company's effective tax rates, industry consolidation making it more difficult to compete against larger companies, risks of international operations, the success and effects of new strategies, disruptions caused by conflicts, wars and terrorism, shortages in available cargo and container space and capacity constraints and changes by carriers in scheduling, frequency of services, cost increases and other factors not in the Company's control, and the other risks and uncertainties described in the Company's filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, actual results may vary materially from those indicated. Although UTi believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by UTi or any other person that UTi's objectives or plans will be achieved. The historical results achieved by the Company are not necessarily indicative of its future prospects. UTi undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                  EXHIBIT LIST


Exhibit                               Description
-------     -------------------------------------------------------------------
 99.1       Fiscal 2002 Third Quarter Results with Commentary dated December 17,
            2001





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       UTi WORLDWIDE INC.

Date: December 17, 2001                By: /s/ Roger I. MacFarlane
                                          --------------------------------------
                                          Roger I. MacFarlane
                                          Chief Executive Officer